EXHIBIT 99.1


                                  SCHEDULE 11

         NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1) Name of company

Cambridge Antibody Technology


2) Name of director

John Stocker


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2 above


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Greenwood Nominees Limited


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 2 above


6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Regular annual payment of part of directors fees in lieu of cash consideration


7)  Number of shares/amount of stock acquired

1,329

8) Percentage of issued class

0.003%


9)  Number of shares/amount of stock disposed

Nil


10) Percentage of issued class

Nil


11) Class of security

Ordinary 10p shares


12) Price per share

(pound)4.31


13) Date of transaction

21 November 2003


14) Date company informed

21 November 2003


15) Total holding following this notification

80,951


16) Total percentage holding of issued class following this notification

0.198%

If a director has been granted options by the company please complete the following boxes

17) Date of grant



18) Period during which or date on which exercisable



19) Total amount paid (if any) for grant of the option



20) Description of shares or debentures involved: class, number



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22) Total number of shares or debentures over which options held following this notification



23) Any additional information



24) Name of contact and telephone number for queries

Diane Mellett, 01223 471471



25) Name and signature of authorised company official responsible for making this notification


Diane Mellett, Company Secretary

    Date of Notification 24 November 2003

                                  SCHEDULE 11

         NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1) Name of company

Cambridge Antibody Technology


2) Name of director

Peter Garland


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2 above


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Greenwood Nominees Limited


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 2 above


6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Regular annual payment of part of directors fees in lieu of cash consideration


7)  Number of shares/amount of stock acquired

2,987


8) Percentage of issued class

0.007%


9)  Number of shares/amount of stock disposed

Nil


10) Percentage of issued class


Nil

11) Class of security

Ordinary 10p shares


12) Price per share

(pound)4.31


13) Date of transaction

21 November 2003


14) Date company informed

21 November 2003


15) Total holding following this notification

43,004


16) Total percentage holding of issued class following this notification

0.105%

If a director has been granted options by the company please complete the following boxes

17) Date of grant



18) Period during which or date on which exercisable



19) Total amount paid (if any) for grant of the option



20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22) Total number of shares or debentures over which options held following this notification



23) Any additional information



24) Name of contact and telephone number for queries

Diane Mellett, 01223 471471

25) Name and signature of authorised company official responsible for making this notification


Diane Mellett, Company Secretary

    Date of Notification 24 November 2003



                                  SCHEDULE 11

         NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1) Name of company

Cambridge Antibody Technology


2) Name of director

Aaron Klug

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest


As in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)


Greenwood Nominees Limited


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)


As in 2 above


6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Regular annual payment of part of directors fees in lieu of cash consideration

7)  Number of shares/amount of stock acquired

1,329

8) Percentage of issued class

0.003%

9)  Number of shares/amount of stock disposed

Nil


10) Percentage of issued class


Nil


11) Class of security

Ordinary 10p shares


12) Price per share

(pound)4.31

13) Date of transaction

21 November 2003


14) Date company informed

21 November 2003


15) Total holding following this notification

30,279


16) Total percentage holding of issued class following this notification

0.074%

If a director has been granted options by the company please complete the following boxes

17) Date of grant



18) Period during which or date on which exercisable



19) Total amount paid (if any) for grant of the option



20) Description of shares or debentures involved: class, number



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22) Total number of shares or debentures over which options held following this notification

23) Any additional information



24) Name of contact and telephone number for queries

Diane Mellett, 01223 471471


25) Name and signature of authorised company official responsible for making this notification


Diane Mellett, Company Secretary

    Date of Notification 24 November 2003



                                  SCHEDULE 11

         NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1) Name of company

Cambridge Antibody Technology


2) Name of director

Ake Stavling

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest


As in 2 above


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)


Greenwood Nominees Limited


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)


As in 2 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Regular annual payment of part of directors fees in lieu of cash consideration


7)  Number of shares/amount of stock acquired

1,107


8) Percentage of issued class

0.002%

9)  Number of shares/amount of stock disposed

Nil


10) Percentage of issued class


Nil


11) Class of security

Ordinary 10p shares


12) Price per share

(pound)4.31


13) Date of transaction

21 November 2003


14) Date company informed

21 November 2003

15) Total holding following this notification

1,107


16) Total percentage holding of issued class following this notification

0.002%

If a director has been granted options by the company please complete the following boxes


17) Date of grant



18) Period during which or date on which exercisable



19) Total amount paid (if any) for grant of the option



20) Description of shares or debentures involved: class, number



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22) Total number of shares or debentures over which options held following this notification



23) Any additional information



24) Name of contact and telephone number for queries

Diane Mellett, 01223 471471

25) Name and signature of authorised company official responsible for making this notification


Diane Mellett, Company Secretary

    Date of Notification 24 November 2003



                                  SCHEDULE 11

         NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1) Name of company

Cambridge Antibody Technology


2) Name of director

Uwe Bicker

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest


As in 2 above


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)


As in 2 above


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)


As in 2 above


6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Regular annual payment of part of directors fees in lieu of cash consideration

7)  Number of shares/amount of stock acquired

1,329

8) Percentage of issued class

0.003%

9)  Number of shares/amount of stock disposed

Nil


10) Percentage of issued class


Nil


11) Class of security

Ordinary 10p shares


12) Price per share

(pound)4.31


13) Date of transaction

21 November 2003


14) Date company informed

21 November 2003


15) Total holding following this notification

4,810


16) Total percentage holding of issued class following this notification

0.011%

If a director has been granted options by the company please complete the following boxes

17) Date of grant



18) Period during which or date on which exercisable



19) Total amount paid (if any) for grant of the option



20) Description of shares or debentures involved: class, number



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22) Total number of shares or debentures over which options held following this notification



23) Any additional information



24) Name of contact and telephone number for queries

Diane Mellett, 01223 471471


25) Name and signature of authorised company official responsible for making this notification


Diane Mellett, Company Secretary

    Date of Notification 24 November 2003

                                  SCHEDULE 11

         NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1) Name of company

Cambridge Antibody Technology


2) Name of director

Paul Nicholson

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest


As in 2 above


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)


As in 2 above


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)


As in 2 above


6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Regular annual payment of part of directors fees in lieu of cash consideration


7)  Number of shares/amount of stock acquired

1,329


8) Percentage of issued class

0.003%

9)  Number of shares/amount of stock disposed

Nil


10) Percentage of issued class


Nil


11) Class of security

Ordinary 10p shares


12) Price per share

(pound)4.31


13) Date of transaction

21 November 2003


14) Date company informed

21 November 2003


15) Total holding following this notification

7,093


16) Total percentage holding of issued class following this notification

0.017%

If a director has been granted options by the company please complete the following boxes

17) Date of grant



18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option



20) Description of shares or debentures involved: class, number



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22) Total number of shares or debentures over which options held following this notification



23) Any additional information



24) Name of contact and telephone number for queries

Diane Mellett, 01223 471471


25) Name and signature of authorised company official responsible for making this notification


Diane Mellett, Company Secretary

    Date of Notification 24 November 2003


                                  SCHEDULE 11

         NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1) Name of company

Cambridge Antibody Technology


2) Name of director

Peter Ringrose

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest


As in 2 above


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)


Greenwood Nominees Limited


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)


As in 2 above


6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

(i) Regular annual payment of part of directors fees in lieu of cash consideration (ii) purchase of shares


7)  Number of shares/amount of stock acquired

(i) 862 (ii) 1,065


8)  Percentage of issued class

0.004%

9)  Number of shares/amount of stock disposed

Nil


10) Percentage of issued class


Nil

11) Class of security

Ordinary 10p shares


12) Price per share

(i) (pound)4.31 (ii) (pound)4.27


13) Date of transaction

21 November 2003


14) Date company informed

21 November 2003


15) Total holding following this notification

1,924


16) Total percentage holding of issued class following this notification

0.004%

If a director has been granted options by the company please complete the following boxes

17) Date of grant



18) Period during which or date on which exercisable



19) Total amount paid (if any) for grant of the option



20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22) Total number of shares or debentures over which options held following this notification



23) Any additional information



24) Name of contact and telephone number for queries

Diane Mellett, 01223 471471


25) Name and signature of authorised company official responsible for making this notification


Diane Mellett, Company Secretary

    Date of Notification 24 November 2003


                                  SCHEDULE 11

         NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1) Name of company

Cambridge Antibody Technology


2) Name of director

Peter Chambre

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest


As in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)


Computershare Trustees Limited


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)


As in 2 above


6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Award of free shares under the Inland Revenue Approved Share Incentive Plan


7)  Number of shares/amount of stock acquired


260


8) Percentage of issued class

0.00%


9)  Number of shares/amount of stock disposed

Nil


10) Percentage of issued class


Nil


11) Class of security

Ordinary 10p shares

12) Price per share

(pound)4.31


13) Date of transaction

21 November 2003


14) Date company informed

21 November 2003


15) Total holding following this notification

9,789


16) Total percentage holding of issued class following this notification

0.02%

If a director has been granted options by the company please complete the following boxes

17) Date of grant



18) Period during which or date on which exercisable



19) Total amount paid (if any) for grant of the option



20) Description of shares or debentures involved: class, number



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22) Total number of shares or debentures over which options held following this notification

23) Any additional information



24) Name of contact and telephone number for queries

Diane Mellett, 01223 471471


25) Name and signature of authorised company official responsible for making this notification


Diane Mellett, Company Secretary

    Date of Notification 24 November 2003


                                  SCHEDULE 11

         NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1) Name of company

Cambridge Antibody Technology


2) Name of director

David Glover

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest


As in 2 above


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)


Computershare Trustees Limited


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)


As in 2 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Award of free shares under the Inland Revenue Approved Share Incentive Plan


7)  Number of shares/amount of stock acquired


260


8) Percentage of issued class

0.00%


9)  Number of shares/amount of stock disposed

Nil


10) Percentage of issued class


Nil


11) Class of security

Ordinary 10p shares


12) Price per share

(pound)4.31


13) Date of transaction

21 November 2003

14) Date company informed

21 November 2003


15) Total holding following this notification

11,789


16) Total percentage holding of issued class following this notification

0.03%

If a director has been granted options by the company please complete the following boxes

17) Date of grant



18) Period during which or date on which exercisable



19) Total amount paid (if any) for grant of the option



20) Description of shares or debentures involved: class, number



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22) Total number of shares or debentures over which options held following this notification



23) Any additional information



24) Name of contact and telephone number for queries

Diane Mellett, 01223 471471

25) Name and signature of authorised company official responsible for making this notification


Diane Mellett, Company Secretary

    Date of Notification 24 November 2003


                                  SCHEDULE 11

         NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1) Name of company

Cambridge Antibody Technology


2) Name of director

John Aston

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest


As in 2 above


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)


Computershare Trustees Limited


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)


As in 2 above


6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Award of free shares under the Inland Revenue Approved Share Incentive Plan

7)  Number of shares/amount of stock acquired


260


8) Percentage of issued class

0.00%


9)  Number of shares/amount of stock disposed

Nil


10) Percentage of issued class


Nil


11) Class of security

Ordinary 10p shares


12) Price per share

(pound)4.31


13) Date of transaction

21 November 2003


14) Date company informed

21 November 2003


15) Total holding following this notification

35,949

16) Total percentage holding of issued class following this notification

0.09%

If a director has been granted options by the company please complete the following boxes

17) Date of grant



18) Period during which or date on which exercisable



19) Total amount paid (if any) for grant of the option



20) Description of shares or debentures involved: class, number



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22) Total number of shares or debentures over which options held following this notification



23) Any additional information



24) Name of contact and telephone number for queries

Diane Mellett, 01223 471471


25) Name and signature of authorised company official responsible for making this notification


Diane Mellett, Company Secretary

    Date of Notification 24 November 2003